MEDIANET GROUP TECHNOLOGIES, INC.

5200 Town Center Road, Suite 601

Boca Raton, FL 33486

March 18, 2010

H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

MAIL STOP 3561

Re:	Amendment No. 1 to MediaNet Group Technologies, Inc.

Preliminary Information Statement on Schedule 14C

Filed February 12, 2010

File No. 000-49801

Dear Mr. Owings:

In accordance with the Staff’s comment letter dated March 4, 2010, to MediaNet Group Technologies, Inc. (the “Company”), with respect to the captioned Schedule PRE14C, this is to acknowledge and confirm that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael B. Hansen

By:	Michael B. Hansen President and Chief Executive Officer